Exhibit 99.7

Draft – 05.04.24

[on SG letterhead]

Stevanato Group S.p.A.

Ordinary Shareholders’ Meeting

on May 22, 2024

Item 5 of the Agenda – Adjustment of the compensation granted to PricewaterhouseCoopers S.p.A. in relation to the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025; related resolutions.

Substantiated proposal of the Audit Committee

Dear Shareholders,

following the listing of the ordinary shares of Stevanato Group S.p.A. (“Stevanato” or the “Company”) on the New York Stock Exchange, Stevanato is required to appoint an external auditor to carry out the various tasks and activities provided for by Italian an US laws and regulations, for a period of three financial years.

These tasks and activities include: (i) auditing and quarterly review of the Company’s consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS) (as issued by the International Accounting Standards Board (IASB)), to be conducted according to the International Standards of Auditing (ISA Italia) (as issued by the International Auditing and Assurance Standards Board (IAASB)); (ii) review of the financial statements included in Form 20-F prepared in accordance with SEC regulations to be conducted in accordance with the auditing standards set out by the Public Company Accounting Oversight Board (PCAOB); (iii) auditing of the financial statements of Stevanato and its Italian subsidiaries; (iv) verification of the proper keeping of the company accounts and the correct recording of operating events in the accounting records of Stevanato and of its Italian subsidiaries; (v) auditing of the financial statements of the non-Italian Stevanato’s subsidiaries prepared in accordance with local regulations, when required; (vi) auditing of the reporting packages prepared for the purpose of the opinion on the consolidated financial statements; (vii) activities preparatory to the signing of tax returns in accordance with Italian law; (viii) review and full auditing of the Company’s internal control system in compliance with US law (Sarbanes-Oxley Act (SOX)) requirements.

Currently, the above tasks and activities are carried out by PricewaterhouseCoopers S.p.A. (“PwC”) and other audit firms within PwC’s international network, based on separate appointments made by Stevanato and other relevant Stevanato’s subsidiaries (Stevanato and its subsidiaries, jointly, the “Stevanato Group”).

As regards Stevanato, on May 24, 2023, the Ordinary Shareholders’ Meeting of the Company appointed PwC as Company’s external auditor for the auditing of the Company’s financial statements and consolidated financial statements, and the performance of the further tasks and activities relevant to Stevanato to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025, at the terms and conditions of the offer submitted by PwC on February 7, 2023.

Draft – 05.04.24

[on SG letterhead]

In particular, the mentioned offer envisaged an annual compensation amounting, as far as the Company alone is concerned, to: Euro for 591,000.00 the financial year 2023; Euro 595,000.00 for the financial year 2024; and Euro 621,000.00 for the financial year 2025, plus any applicable VAT and expenses.

Such compensation convers the auditing and verification activities that PwC is required to carry out, pursuant to Sec. 404 of the Sarbanes-Oxley Act, on the internal controls over the financial reporting process for the consolidated financial statements with respect to different companies belonging to the Stevanato Group.

Following exchanges with PwC, it seemed to be more appropriate, on grounds of relevance and in light of the audit firms within PwC’s network that actually carry out the above auditing and verification activities, that part of such costs are borne by the Stevanato’s subsidiaries to which they relate, instead of by the Company, without prejudice to the scope of the overall audit activities carried out to the benefit of the Stevanato Group.

Given the above, on December 11, 2023, PwC submitted an offer to the Company to amend the terms and conditions of the current audit appointment.

This offer covers the performance of the following auditing activities for the financial years 2023, 2024 and 2025 to the benefit of Stevanato alone:

(i)	statutory audit of the financial statements of Stevanato (including periodic verification of regular bookkeeping, in accordance with Italian Legislative Decree no. 39/2010);

(ii)	statutory audit of the consolidated financial statements of Stevanato Group;

(iii)	audit of the financial statements included in Form-20 prepared in accordance with the regulations issued by the SEC;

(iv)

audit of the internal controls over the consolidated financial reporting process of the Stevanato Group pursuant to section 404 of the Sarbanes-Oxley Act (the “SOX Services”), limited to the activities that will be carried out on Stevanato, Nuova Ompi S.r.l. and Spami S.r.l.;

(v)

limited review of the consolidated interim financial statements for the years 2023 (limited to the quarterly financial results as of 30 June 2023 and 30 September 2023), 2024 and 2025, in accordance with PCAOB AS 4105 Reviews of Interim Financial Information;

(vi)

with reference to financial year 2023, SOX Services limited to the audits to be carried out on SG Denmark and Ompi N.A. S de RL de CV, and to financial years 2023 and 2024, SOX Services limited to the audits to be carried out on Balda C. Brewer Inc. and Ompi of America Inc., together with the full-scope audit with materiality threshold of the consolidation packages of the these subsidiaries.

The offer submitted by PwC envisages an annual compensation, in consideration for the performance of the auditing activities summarized above, amounting to Euro 538,000.00 for the financial year 2023, Euro 437,000.00 for the financial year 2024, and Euro 383,000.00 for the financial year 2025, plus VAT and other applicable expenses.

As set forth by both the Italian Legislative Decree no. 39/2010 and the SEC and PCOAB provisions, and in compliance with the Charter of Stevanato’s Audit Committee, at the meeting of April 9, 2024, the Audit Committee expressed a positive opinion on the offer presented by PwC.

In particular, the Audit Committee considered it advisable that Stevanato accepts the offer submitted by PwC on December 11, 2023 for the following reasons:

2

Draft – 05.04.24

[on SG letterhead]

-

the envisaged amendments to the terms and conditions of the appointment of PwC referred to above are consistent with the scope of the audit and verification activities actually carried out by PwC to the benefit of Stevanato;

-

the compensation requested by PwC in consideration for the auditing activities summarized above is adequate in light of the complexity of the activities to be carried out by the external auditor and of the relevant responsibilities, and - based on the knowledge of the Audit Committee members - in line with the market standards.

In light of the foregoing, pursuant to Article 13 of the Italian Legislative Decree no. 39/2010, as resolved at the Audit Committee’s meeting of April 9, 2024, we submit to you, in relation to item 5 of the agenda of the Ordinary Shareholders’ Meeting convened on May 22, 2024, the proposal to:

•

to amend the terms and conditions of the appointment granted to PricewaterhouseCoopers S.p.A. for the auditing of the Company’s financial statements and consolidated financial statements, as well as the performance of the further tasks and activities to be conducted by the external auditor in compliance with Italian and US laws and regulations, for the financial years 2023, 2024 and 2025, by resolution of the Ordinary Shareholders’ Meeting of the Company on May 24, 2023, as provided for by the offer submitted by PricewaterhouseCoopers S.p.A. on February 11, 2023 and summarized above; and

•

to adjust the annual compensation granted to PricewaterhouseCoopers S.p.A. by resolution of the Ordinary Shareholders’ Meeting of the Company on May 24, 2023, by granting to PricewaterhouseCoopers S.p.A., in consideration for the performance of the activities indicated above, an overall compensation amounting to Euro 538,000.00 for the financial year 2023, Euro 437,000.00 for the financial year 2024, and Euro 383,000.00 for the financial year 2025, plus VAT and expenses, as further detailed in the offer submitted by PricewaterhouseCoopers S.p.A. on December 11, 2023 and summarized above.

*  *   *

Piombino Dese, April 9, 2024.

The Chairman of the Audit Committee William Federici

3